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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☒
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Instrumentarium Oyj
(Name of Subject Company)

Instrumentarium Corporation
(Translation of Subject Company's Name into English (if applicable))

Finland
(Jurisdiction of Subject Company's Incorporation or Organization)

General Electric Finland Oy
(Name of Person(s) Furnishing Form)

Common Shares; A, B and C Option rights
(Title of Class of Subject Securities)

N.A.
(CUSIP Number of Class of Securities (if applicable))

Steven R. Shoemate
Gibson Dunn & Crutcher LLP
200 Park Avenue, 48th Floor
New York, NY 10166
Tel. (212) 351-4000
Fax. (212) 351-4035
(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Offeror)

January 14, 2002
(Date Tender Offer/Rights Offering Commenced)

PART I—INFORMATION SENT TO SECURITY HOLDERS

Item 1.    Home Jurisdiction Documents

        The following disclosure documents, which have been distributed to security holders of Instrumentarium Corporation ("Instrumentarium") in Finland or published in connection with the cash tender offer by General Electric Finland OY to acquire Instrumentarium (the "Tender Offer"), are attached to this Form CB as exhibits, and hereby incorporated by reference.

(a)
Tender Offer materials*
  i.
  Marketing Brochure
  ii.
  Letter to Shareholders, dated January 15, 2003
  iii.
  Letter to Optionholders, dated January 15, 2003
  iv.
  Form of Acceptance for Shareholders
  v.
  Form of Acceptance for Optionholders
(b)
Press Release dated January 10, 2003

*
Sent to all security holders resident in Finland and the United States.

Item 2.    Informational Legends

      N.A.

PART II—INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

        The following disclosure documents, which have been made available to security holders of Instrumentarium in connection with the Tender Offer, are attached to this Form CB as exhibits, and hereby incorporated by reference.

(a)
Tender Offer Document, dated January 14, 2003*

(b)
Ancillary Documents for use by holders of American Depositary Shares ("ADSs") representing shares of Instrumentarium**
  i.
  Letter of Transmittal
  ii.
  Form of Notice of Guaranteed Delivery
  iii.
  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
  iv.
  Letter to Clients
  v.
  Guidelines for use of IRS Form W-9
(c)
Internet web page of Nordea Securities, (http://www.nordeasecurities.com/common/prospects/ipos/en  ge
info.asp?navi=home&item=dummy&lang=eng), first available January 13, 2003

*
Made available to security holders resident in Finland at the asset management branches offices of Nordea Bank Finland Plc, at the offices of Nordea Securities Corporate Finance Oy, and via the Internet at www.nordeasecurities.com, and sent to all security holders resident in the United States.

**
Sent to all holders of ADSs.

PART III—CONSENT TO SERVICE OF PROCESS

        The following document, which was filed with the Securities and Exchange Commission on January 14, 2003, is attached to this Form CB as an exhibit, and hereby incorporated by reference.

(1)
Form F-X of General Electric Finland Oy filed on January 14, 2003, a copy of which is attached hereto.

PART IV—SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 14, 2003	/s/ PAMELA S. KROP Pamela S. Krop Authorized Executive

Exhibit Index

Exhibit No.	Document
I(1)(a)	Tender Offer materials
I(1)(b)	Press Release dated January 10, 2003
II(a)	Tender Offer Document dated January 14, 2003
II(b)(i)	Letter of Transmittal
II(b)(ii)	Form of Notice of Guaranteed Delivery
II(b)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
II(b)(iv)	Letter to Clients
II(b)(v)	Guidelines for use of IRS Form W-9
II(c)	Internet web page of Nordea Securities, first available January 13, 2003
III(1)	Form F-X filed on January 14, 2003

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PART I—INFORMATION SENT TO SECURITY HOLDERS
PART II—INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
PART III—CONSENT TO SERVICE OF PROCESS
PART IV—SIGNATURES
Exhibit Index